UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEW MOUNTAIN FINANCE CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

647551100

(CUSIP Number)

Steven B. Klinsky
New Mountain Investments III, L.L.C.
787 Seventh Avenue
New York, NY  10019
(212) 720-0300

Copies to:

Stuart H. Gelfond
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 19, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Investments III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,221,938*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,221,938*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,221,938*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON OO

* Pursuant to Rule 13d-3 of the Act, these shares are indirectly beneficially owned as a result of the right of New Mountain Finance AIV Holdings Corporation to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Following any such exchange, pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Guardian AIV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,221,938*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,221,938*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,221,938*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON PN

* Pursuant to Rule 13d-3 of the Act, these shares are indirectly beneficially owned as a result of the right of New Mountain Finance AIV Holdings Corporation to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Following any such exchange, pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in the Reporting Person.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Finance AIV Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 20,221,938*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 20,221,938*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,221,938*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.4%
14	TYPE OF REPORTING PERSON CO

* Pursuant to Rule 13d-3 of the Act, these shares are indirectly beneficially owned as a result of the right of the Reporting Person to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Following any such exchange, pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer owned by the Reporting Person generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Guardian Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,252,964*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,252,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,252,964*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%**
14	TYPE OF REPORTING PERSON PN

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer owned by the Reporting Person generally will be exercised by it in accordance with the directions of its investors.

**This percentage calculation does not include as outstanding any shares of the Issuer that may be issued to New Mountain Finance AIV Holdings Corporation upon the exchange of common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Guardian GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,252,964*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,252,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,252,964*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%**
14	TYPE OF REPORTING PERSON OO

*Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer owned by New Mountain Guardian Partners, L.P. generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian Partners, L.P.

**This percentage calculation does not include as outstanding any shares of the Issuer that may be issued to New Mountain Finance AIV Holdings Corporation upon the exchange of common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 1,794,412
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 21,543,867*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,794,412
PERSON WITH	10	SHARED DISPOSITIVE POWER 21,543,867*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,338,279*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5%
14	TYPE OF REPORTING PERSON IN

* Pursuant to Rule 13d-3 of the Act, 20,221,938 of these shares are beneficially owned as a result of the right of New Mountain Finance AIV Holdings Corporation to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer generally will be exercised (i) with respect to the shares of Common Stock which may be issued to New Mountain Finance AIV Holdings Corporation upon any exchange of common membership units of New Mountain Finance Holdings, L.L.C., in accordance with the directions of the partners  of New Mountain Guardian AIV, L.P. (including the partners of its limited partners) and (ii) with respect to the shares of Common Stock owned by New Mountain Guardian Partners, L.P., in accordance with the directions of the investors in New Mountain Guardian Partners, L.P.  The Steven B. Klinsky Trust holds 68,965 of the shares shown above.
.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven B. Klinsky Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 68,965
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 68,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO

* This percentage calculation does not include as outstanding any shares of the Issuer that may be issued to New Mountain Finance AIV Holdings Corporation upon the exchange of common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.

SCHEDULE 13D
CUSIP No. 647551100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Adam J. Collins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER 10,345
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 68,965*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 10,345
PERSON WITH	10	SHARED DISPOSITIVE POWER 68,965*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%**
14	TYPE OF REPORTING PERSON IN

*These securities are held in the Steven B. Klinsky Trust, of which the Reporting Person is the trustee.

** This percentage calculation does not include as outstanding any shares of the Issuer that may be issued to New Mountain Finance AIV Holdings Corporation upon the exchange of common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.

ITEM 1.                      SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”), of New Mountain Finance Corporation, a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 787 Seventh Ave, New York, New York 10019.

ITEM 2.                      IDENTITY AND BACKGROUND

(a) – (c) and (f).  This Statement is being filed by New Mountain Investments III, L.L.C., a Delaware limited liability company (“New Mountain Investments”), New Mountain Guardian AIV, L.P., a Delaware limited partnership (“Guardian AIV”), New Mountain Finance AIV Holdings Corporation, a Delaware corporation (“AIV Holdings”), New Mountain Guardian Partners, L.P. , a Delaware limited partnership (“Guardian Partners”), New Mountain Guardian GP, L.L.C., a Delaware limited liability company (“Guardian GP”), Steven B. Klinsky, the Steven B. Klinsky Trust (the “Klinsky Trust”) and Adam J. Collins (collectively, the “Reporting Persons”).1
________________________

1
Neither the present filing nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Act, (ii) any of the Reporting Persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or (iii) any of the Reporting Persons are, for the purposes of Sections 13(d) of the Act, the beneficial owner of any securities other than securities directly owned by such Reporting Persons.

Guardian GP is the general partner of Guardian Partners and New Mountain Investments is the general partner of Guardian AIV.  Guardian AIV is the sole stockholder of AIV Holdings.

Mr. Klinsky is the managing member of Guardian GP and of New Mountain Investments.

Each of AIV Holdings, Guardian AIV and Guardian Partners was formed to generate long-term capital appreciation through debt and debt-related investments.  New Mountain Investments is principally engaged in the business of serving as the general partner of Guardian AIV and other investment funds.  Mr. Klinsky is principally engaged in the business of serving as the Chief Executive Officer of New Mountain Capital, L.L.C. (“New Mountain Capital”), is Chairman of the Board of Directors of each of the Issuer, the Operating Company and AIV Holdings, and is the sole managing member of New Mountain Investments and Guardian GP.  Mr. Klinsky is a citizen of the United States of America.

The Klinsky Trust is a New York trust and Mr. Klinsky is the investment trustee and Mr. Collins is the trustee of the Klinsky Trust.

Mr. Collins is a Managing Director of New Mountain Capital and is a citizen of the United States of America.

The principal business address of each of the Reporting Persons is 787 Seventh Avenue, New York, NY 10019.

The Reporting Persons have entered into a joint filing agreement, dated as of May 31, 2011, a copy of which is attached to this Statement as Exhibit 99.1.

(d) – (e).  None of the Reporting Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Issuer was formed in connection with the initial public offering of the Issuer (the “IPO”). Prior to the IPO, the operations of the Issuer and its subsidiary (and all of the assets and liabilities related to such operations) were directly and indirectly owned by Guardian Partners and Guardian AIV.  Through a series of  formation transactions that were undertaken in connection with the IPO (the “Formation Transactions”), the Issuer became the owner of common membership units of New Mountain Finance Holdings, L.L.C., a Delaware limited liability company (the “Operating Company”), which owns all of such operations (and all of the assets and liabilities related to such operations).  Immediately after the Formation Transactions were completed and prior to the IPO, (i) Guardian Partners owned 1,252,964 shares of Common Stock and (ii) AIV Holdings owned 20,221,938 common membership units of the Operating Company, which are exchangeable at any time and from time to time in whole or in part, on a one-for-one basis into shares of Common Stock.

Simultaneously with the consummation of the IPO, the Issuer conducted a private placement of its shares of Common Stock (the “Private Placement”).  As part of the Private Placement, Mr. Klinsky acquired 1,794,412 shares of Common Stock and the Klinsky Trust acquired 68,965 shares of Common Stock.  All of the shares were acquired at a price of $13.75 per share. The shares of Common Stock acquired by Mr. Klinsky were acquired with personal funds and the shares of Common Stock acquired by the Klinsky Trust were acquired with trust funds.  As part of the Private Placement, Mr. Collins acquired 10,345 shares of New Mountain Finance Common Stock at a price of $13.75 per share with personal funds.

ITEM 4.                      PURPOSE OF TRANSACTION

Mr. Klinsky and the Klinsky Trust purchased the shares of Common Stock based on the belief that the shares of Common Stock, when purchased, represented an attractive investment opportunity.

New Mountain Finance Advisers BDC, L.L.C., a Delaware limited liability company (the “Investment Adviser”), is the investment advisor of the Operating Company.  Mr. Klinsky is the sole managing member of the sole member of the Investment Adviser. In addition, Mr. Klinsky is Chairman of the Board of Directors of the Issuer.  Accordingly, as a result of the relationships of the Reporting Persons to the Issuer, the Reporting Persons may, from time to time, consider various plans or proposals which are of the type enumerated in Item 4(a)-(j) of Schedule 13D.

In accordance with its limited partnership agreement, Guardian Partners intends to distribute the shares of Common Stock owned by it as promptly as reasonably practicable, as determined by Guardian GP in good faith, to its partners, and its limited partner will thereupon distribute such shares of Common Stock to its partners.  Depending on market conditions and subject to any applicable contractual or legal restrictions, AIV Holdings currently intends to exchange its common membership units of the Operating Company for shares of Common Stock and to sell such shares of Common Stock in an underwritten public offering or private sale.

The Issuer has adopted a dividend reinvestment plan (the “Dividend Reinvestment Plan”), which provides that if the Issuer’s board of directors declares a cash distribution to its stockholders, such cash distribution shall be automatically reinvested on behalf of the stockholders in additional shares of Common Stock (unless a stockholder opts out of such reinvestment), and the Issuer will automatically reinvest such cash in additional common membership units of the Operating Company.  The Issuer intends to make distributions to its stockholders out of assets legally available for distribution each quarter following the completion of the IPO.

Each of the Reporting Persons reserves the right, in light of its continuing analysis and discussions and its ongoing evaluation of the market price of the shares of Common Stock, business, prospects and financial condition of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic and industry conditions, regulatory matters, its business objectives and other relevant factors and other opportunities available to the Reporting Persons, to formulate or change its plans and intentions at any time, as it deems appropriate. Without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) may (i) purchase or acquire (including through the exchange of common membership units of the Operating Company) additional shares of Common Stock or otherwise acquire beneficial ownership of shares of Common Stock, or sell or transfer shares of Common Stock through transactions in the open market, pursuant to private transactions (which may be with the Issuer or with third parties) or otherwise, (ii) distribute Common Stock in-kind to their partners or members, to the extent applicable, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the Common Stock, and/or (iv) make proposals concerning or take any other action that might result in any transaction, event or action described in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a) – (b).  With respect to each Reporting Person, the aggregate percentage of shares of Common Stock reported beneficially owned by such person named herein is based upon 10,697,691 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of May 23, 2011, as reported in the Prospectus filed pursuant to Rule 497, as filed with the Securities and Exchange Commission (the “SEC”) on May 23, 2011, and treating any shares of Common Stock which may be acquired by any Reporting Person within 60 days (including through the exchange at any time and from time to time some or all of the common membership units of the Operating Company for shares of Common Stock of the Issuer) as being outstanding for purposes of computing the percentage of outstanding shares of Common Stock by such Reporting Person (but not by any other Reporting Person).  There are 20,221,938 outstanding common membership units of the Operating Company which are exchangeable by AIV Holdings on a one-for-one basis into shares of Common Stock.  The aggregate number of shares of Common Stock to which this Statement relates (assuming the exchange of all the common membership units of the Operating Company beneficially owned by the Reporting Persons for shares of Common Stock of the Issuer) is 23,338,279 shares of Common Stock, constituting approximately 75.5% of the outstanding shares of Common Stock of the Issuer.

With respect to each Reporting Person, for the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which such Reporting Person has the sole power to vote or to direct the vote, the number of securities for which such Reporting Person has the shared power to vote or to direct the vote, the number of securities for which such Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which such Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover pages.

(c).  On May 19, 2011, as part of the Formation Transactions pursuant to which assets were contributed to (and liabilities were assumed by) the Operating Company, Guardian Partners became the owner of 1,252,964 shares of Common Stock, and AIV Holdings became the owner of 20,221,938 common membership units of the Operating Company, which are exchangeable at any time and from time to time in whole or in part, on a one-for-one basis into shares of Common Stock.  As part of the Private Placement, (i) Mr. Klinsky entered into a subscription agreement on May 19, 2011 to acquire 1,655,170 shares of Common Stock and a subscription agreement on May 23, 2011 to acquire 139,242 shares of Common Stock, (ii) the Klinsky Trust entered into a subscription agreement on May 19, 2011 to acquire 68,965 shares of Common Stock and (iii) Mr. Collins entered into a subscription agreement on May 19, 2011 to acquire 10,345 shares of Common Stock.  All of the shares acquired in the Private Placement by Mr. Klinsky, the Klinsky Trust and Mr. Collins were acquired on May 25, 2011 as described in Item 3.  Except as set forth in the preceding sentences, none of the Reporting Persons disposed of, or became the beneficial owner of, any shares of Common Stock in the 60 days prior to May 19, 2011.

(d).  No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e).  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

AIV Holdings, the Issuer, the Operating Company and certain other parties have entered into the Amended and Restated Limited Liability Company Agreement of the Issuer (the “LLC Agreement”), pursuant to which AIV Holdings and the Investment Adviser (to the extent it receives Units)  have the right, subject to certain conditions, to exchange its Units for shares of Common Stock on a one-to-one basis. A more complete summary of the LLC Agreement is set forth in the Issuer’s Prospectus dated May 19, 2011, as filed with the SEC on May 23, 2011.  Such summary is qualified in its entirety by the terms of the LLC Agreement, which is set forth as Exhibit 99.2.

Pursuant to the Dividend Reinvestment Plan, if the Issuer’s board of directors declares a cash distribution to its stockholders, such cash distribution shall be automatically reinvested on behalf of the stockholders in additional shares of Common Stock (unless a stockholder opts out of such reinvestment), and the Issuer will automatically reinvest such cash in additional common membership units of the Operating Company. The Issuer intends to make distributions to its stockholders out of assets legally available for distribution each quarter following the completion of the IPO.  A more detailed summary of the Dividend Reinvestment Plan is set forth in the Issuer’s Prospectus dated May 19, 2011, as filed with the SEC on May 23, 2011.  This summary is qualified in its entirety by the terms of the Dividend Reinvestment Plan, which is set forth as Exhibit 99.3, and is incorporated herein by reference.

Each of AIV Holdings, Guardian Partners and Mr. Klinsky has entered into a lock-up agreement (the “Lock-Up Agreement”) and agreed, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock (including upon the exchange of common membership units of the Operating Company for shares of Common Stock of the Issuer) for a period of 180 days after May 19, 2011 (the public offering date set forth on the final prospectus filed with the SEC in connection with the IPO) (the “Lock-Up Period”), except with the prior written consent of the IPO underwriters.  This summary of the Lock-Up Agreement is qualified in its entirety by the terms of the Lock-Up Agreement, which is set forth as Exhibit 99.4.

The Operating Company has entered into an Investment Advisory and Management Agreement (the “Investment Management Agreement”) with the Investment Adviser, pursuant to which the Investment Adviser has agreed to manage the Operating Company's day-to-day operations and provide it with investment advisory and management services.  As part of the Investment Adviser’s compensation for these services, the Investment Adviser will be paid an incentive fee by the Operating Company.  The Issuer and the Operating Company intend to seek exemptive relief from the SEC to permit the Operating Company to pay 50%, on an after tax basis, of the incentive fee in common membership units of the Operating Company. Any common membership units of the Operating Company received by the Investment Adviser will be exchangeable on a one-for-one basis into shares of the Issuer but will be subject to a 3-year lock-up agreement, pursuant to which one-third of the common membership units received by the Investment Adviser will be released from the lock-up on an annual basis until the expiration of each 3-year lock-up period.  A more complete summary of the Investment Management Agreement is set forth in the Issuer’s Prospectus dated May 19, 2011, as filed with the SEC on May 23, 2011.  This summary is qualified in its entirety by the terms of the Investment Management Agreement, which is set forth as Exhibit 99.5.

AIV Holdings and the Issuer have entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which AIV Holdings has the right to require the Issuer to register under the federal securities laws all shares of Common Stock issued to AIV Holdings in exchange for common membership units of the Operating Company and any other shares of the Issuer owned by AIV Holdings that AIV Holdings requests to be registered at any time after the expiration or waiver of the Lock-Up Period.  In addition, AIV Holdings, Mr. Klinsky and the Klinsky Trust will have the right to include their shares of Common Stock in any future registrations of the Issuer’s equity securities. A more complete summary of the Registration Rights Agreement is set forth in the Issuer’s Prospectus dated May 19, 2011, as filed with the SEC on May 23, 2011.  This summary is qualified in its entirety by the terms of the Registration Rights Agreement, which is set forth as Exhibit 99.6.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

99.1	Joint Filing Agreement, dated May 31, 2011.

99.2
Form of Amended and Restated Limited Liability Company Agreement of the Issuer filed as Exhibit (b)(3) to the Issuer’s Registration Statement on Form N-2 dated May 9, 2011, and incorporated herein by reference.

99.3	Form of Dividend Reinvestment Plan of the Issuer filed as Exhibit (e) to the Issuer’s Registration Statement on Form N-2 dated May 9, 2011, and incorporated herein by reference.

99.4	Lock-Up Agreement, dated May 19, 2011.

99.5	Form of Investment Management Agreement filed as Exhibit (g) to the Issuer’s Registration Statement on Form N-2 dated May 9, 2011, and incorporated herein by reference.

99.6	Form of Registration Rights Agreement filed as Exhibit (k)(3) to the Issuer’s Registration Statement on Form N-2 dated May 9, 2011, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 31, 2011

NEW MOUNTAIN INVESTMENTS III, L.L.C.
By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member
NEW MOUNTAIN GUARDIAN AIV, L.P. By: New Mountain Investments III, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member
NEW MOUNTAIN FINANCE AIV HOLDINGS CORPORATION
By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer
NEW MOUNTAIN GUARDIAN PARTNERS, L.P. By: New Mountain Guardian GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member
NEW MOUNTAIN GUARDIAN GP, L.L.C.
By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member
Steven B. Klinsky /s/ Steven B. Klinsky

STEVEN B. KLINSKY TRUST
By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Investment Trustee
Adam J. Collins /s/ Adam J. Collins